                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                      Fireplace Manufacturers, Incorporated
                                (Name of issuer)

                     Common Stock, par value $0.01 per share
                         (Title of class of securities)

                                   318216-10-8
                                 (CUSIP number)

                            Desa International, Inc.
                                  P.O. Box 9004
                              2701 Industrial Drive
                          Bowling Green, KY 42102-9004
                                 (502) 781-9600
             Attn: E. G. Patrick, Vice President Finance & Treasurer
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 31, 1996
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

         Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                  Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

---------------------                                                                            --------------------------
CUSIP NO. 318216-10-8                                     13D                                     PAGE 2 OF 22 PAGES
---------------------                                                                            --------------------------

---------------------------------------------------------------------------------------------------------------------------
            1
                          NAME OF REPORTING PERSONS
                          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                          Desa International, Inc. 22-2940760
---------------------------------------------------------------------------------------------------------------------------
            2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                          GROUP                                                                                  (a) |_|
                                                                                                                 (b) |X|
---------------------------------------------------------------------------------------------------------------------------
            3             SEC USE ONLY
---------------------------------------------------------------------------------------------------------------------------
            4             SOURCE OF FUNDS
                          WC
---------------------------------------------------------------------------------------------------------------------------
            5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                  |_|
---------------------------------------------------------------------------------------------------------------------------
            6             CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
---------------------------------------------------------------------------------------------------------------------------
        NUMBER OF                 7           SOLE VOTING POWER
         SHARES                               - 0 -
      BENEFICIALLY      ---------------------------------------------------------------------------------------------------
        OWNED BY                  8           SHARED VOTING POWER
          EACH                                249,300
        REPORTING       ---------------------------------------------------------------------------------------------------
       PERSON WITH                9           SOLE DISPOSITIVE POWER
                                              - 0 -
                        ---------------------------------------------------------------------------------------------------
                                  10          SHARED DISPOSITIVE POWER
                                              249,300
---------------------------------------------------------------------------------------------------------------------------
           11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                          REPORTING PERSON
                          249,300
---------------------------------------------------------------------------------------------------------------------------
           12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                          EXCLUDES CERTAIN SHARES                                                                 |_|
---------------------------------------------------------------------------------------------------------------------------
           13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          7.2%
---------------------------------------------------------------------------------------------------------------------------
           14             TYPE OF REPORTING PERSON
                          CO
---------------------------------------------------------------------------------------------------------------------------

---------------------                                                                            --------------------------
CUSIP NO. 318216-10-8                                     13D                                     PAGE 3 OF 22 PAGES
---------------------                                                                            --------------------------

---------------------------------------------------------------------------------------------------------------------------
            1
                          NAME OF REPORTING PERSONS
                          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                          Desa Holdings Corporation* 61-1251518
---------------------------------------------------------------------------------------------------------------------------
            2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                          GROUP                                                                                  (a) |_|
                                                                                                                 (b) |X|
---------------------------------------------------------------------------------------------------------------------------
            3             SEC USE ONLY
---------------------------------------------------------------------------------------------------------------------------
            4             SOURCE OF FUNDS
                          WC
---------------------------------------------------------------------------------------------------------------------------
            5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                  |_|
---------------------------------------------------------------------------------------------------------------------------
            6             CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
---------------------------------------------------------------------------------------------------------------------------
        NUMBER OF                 7           SOLE VOTING POWER
         SHARES                               - 0 -
      BENEFICIALLY      ---------------------------------------------------------------------------------------------------
        OWNED BY                  8           SHARED VOTING POWER
          EACH                                249,300
        REPORTING       ---------------------------------------------------------------------------------------------------
       PERSON WITH                9           SOLE DISPOSITIVE POWER
                                              - 0 -
                        ---------------------------------------------------------------------------------------------------
                                  10          SHARED DISPOSITIVE POWER
                                              249,300
---------------------------------------------------------------------------------------------------------------------------
           11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                          REPORTING PERSON
                          249,300
---------------------------------------------------------------------------------------------------------------------------
           12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                          EXCLUDES CERTAIN SHARES                                                                 |_|
---------------------------------------------------------------------------------------------------------------------------
           13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          7.2%
---------------------------------------------------------------------------------------------------------------------------
           14             TYPE OF REPORTING PERSON
                          CO
---------------------------------------------------------------------------------------------------------------------------

*        The reporting person expressly disclaims the existence of any group.

---------------------                                                                            --------------------------
CUSIP NO. 318216-10-8                                     13D                                     PAGE 4 OF 22 PAGES
---------------------                                                                            --------------------------

---------------------------------------------------------------------------------------------------------------------------
            1
                          NAME OF REPORTING PERSONS
                          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                          Hicks, Muse, Tate & Furst Equity Fund II, L.P.*
---------------------------------------------------------------------------------------------------------------------------
            2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                          GROUP                                                                                  (a) |_|
                                                                                                                 (b) |X|
---------------------------------------------------------------------------------------------------------------------------
            3             SEC USE ONLY
---------------------------------------------------------------------------------------------------------------------------
            4             SOURCE OF FUNDS
                          WC
---------------------------------------------------------------------------------------------------------------------------
            5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                  |_|
---------------------------------------------------------------------------------------------------------------------------
            6             CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
---------------------------------------------------------------------------------------------------------------------------
        NUMBER OF                 7           SOLE VOTING POWER
         SHARES                               - 0 -
      BENEFICIALLY      ---------------------------------------------------------------------------------------------------
        OWNED BY                  8           SHARED VOTING POWER
          EACH                                249,300
        REPORTING       ---------------------------------------------------------------------------------------------------
       PERSON WITH                9           SOLE DISPOSITIVE POWER
                                              - 0 -
                        ---------------------------------------------------------------------------------------------------
                                  10          SHARED DISPOSITIVE POWER
                                              249,300
---------------------------------------------------------------------------------------------------------------------------
           11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                          REPORTING PERSON
                          249,300
---------------------------------------------------------------------------------------------------------------------------
           12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                          EXCLUDES CERTAIN SHARES                                                                 |_|
---------------------------------------------------------------------------------------------------------------------------
           13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          7.2%
---------------------------------------------------------------------------------------------------------------------------
           14             TYPE OF REPORTING PERSON
                          PN
---------------------------------------------------------------------------------------------------------------------------

* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares covered by this statement.

---------------------                                                                            --------------------------
CUSIP NO. 318216-10-8                                     13D                                     PAGE 5 OF 22 PAGES
---------------------                                                                            --------------------------

---------------------------------------------------------------------------------------------------------------------------
            1
                          NAME OF REPORTING PERSONS
                          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                          HM2/GP Partners, L.P.*
---------------------------------------------------------------------------------------------------------------------------
            2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                          GROUP                                                                                  (a) |_|
                                                                                                                 (b) |X|
---------------------------------------------------------------------------------------------------------------------------
            3             SEC USE ONLY
---------------------------------------------------------------------------------------------------------------------------
            4             SOURCE OF FUNDS
                          WC
---------------------------------------------------------------------------------------------------------------------------
            5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                  |_|
---------------------------------------------------------------------------------------------------------------------------
            6             CITIZENSHIP OR PLACE OF ORGANIZATION
                          Texas
---------------------------------------------------------------------------------------------------------------------------
        NUMBER OF                 7           SOLE VOTING POWER
         SHARES                               - 0 -
      BENEFICIALLY      ---------------------------------------------------------------------------------------------------
        OWNED BY                  8           SHARED VOTING POWER
          EACH                                249,300
        REPORTING       ---------------------------------------------------------------------------------------------------
       PERSON WITH                9           SOLE DISPOSITIVE POWER
                                              - 0 -
                        ---------------------------------------------------------------------------------------------------
                                  10          SHARED DISPOSITIVE POWER
                                              249,300
---------------------------------------------------------------------------------------------------------------------------
           11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                          REPORTING PERSON
                          249,300
---------------------------------------------------------------------------------------------------------------------------
           12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                          EXCLUDES CERTAIN SHARES                                                                 |_|
---------------------------------------------------------------------------------------------------------------------------
           13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          7.2%
---------------------------------------------------------------------------------------------------------------------------
           14             TYPE OF REPORTING PERSON
                          PN
---------------------------------------------------------------------------------------------------------------------------

* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares covered by this statement.

---------------------                                                                            --------------------------
CUSIP NO. 318216-10-8                                     13D                                     PAGE 6 OF 22 PAGES
---------------------                                                                            --------------------------

---------------------------------------------------------------------------------------------------------------------------
            1
                          NAME OF REPORTING PERSONS
                          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                          Hicks, Muse GP Partners, L.P.*
---------------------------------------------------------------------------------------------------------------------------
            2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                          GROUP                                                                                  (a) |_|
                                                                                                                 (b) |X|
---------------------------------------------------------------------------------------------------------------------------
            3             SEC USE ONLY
---------------------------------------------------------------------------------------------------------------------------
            4             SOURCE OF FUNDS

---------------------------------------------------------------------------------------------------------------------------
            5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                  |_|
---------------------------------------------------------------------------------------------------------------------------
            6             CITIZENSHIP OR PLACE OF ORGANIZATION
                          Texas
---------------------------------------------------------------------------------------------------------------------------
        NUMBER OF                 7           SOLE VOTING POWER
         SHARES                               - 0 -
      BENEFICIALLY      ---------------------------------------------------------------------------------------------------
        OWNED BY                  8           SHARED VOTING POWER
          EACH                                249,300
        REPORTING       ---------------------------------------------------------------------------------------------------
       PERSON WITH                9           SOLE DISPOSITIVE POWER
                                              - 0 -
                        ---------------------------------------------------------------------------------------------------
                                  10          SHARED DISPOSITIVE POWER
                                              249,300
---------------------------------------------------------------------------------------------------------------------------
           11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                          REPORTING PERSON
                          249,300
---------------------------------------------------------------------------------------------------------------------------
           12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                          EXCLUDES CERTAIN SHARES                                                                 |_|
---------------------------------------------------------------------------------------------------------------------------
           13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          7.2%
---------------------------------------------------------------------------------------------------------------------------
           14             TYPE OF REPORTING PERSON
                          PN
---------------------------------------------------------------------------------------------------------------------------

* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares covered by this statement.

---------------------                                                                            --------------------------
CUSIP NO. 318216-10-8                                     13D                                     PAGE 7 OF 22 PAGES
---------------------                                                                            --------------------------

---------------------------------------------------------------------------------------------------------------------------
            1
                          NAME OF REPORTING PERSONS
                          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                          Hicks, Muse Fund II Incorporated*
---------------------------------------------------------------------------------------------------------------------------
            2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                          GROUP                                                                                  (a) |_|
                                                                                                                 (b) |X|
---------------------------------------------------------------------------------------------------------------------------
            3             SEC USE ONLY
---------------------------------------------------------------------------------------------------------------------------
            4             SOURCE OF FUNDS

---------------------------------------------------------------------------------------------------------------------------
            5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                  |_|
---------------------------------------------------------------------------------------------------------------------------
            6             CITIZENSHIP OR PLACE OF ORGANIZATION
                          Texas
---------------------------------------------------------------------------------------------------------------------------
        NUMBER OF                 7           SOLE VOTING POWER
         SHARES                               - 0 -
      BENEFICIALLY      ---------------------------------------------------------------------------------------------------
        OWNED BY                  8           SHARED VOTING POWER
          EACH                                249,300
        REPORTING       ---------------------------------------------------------------------------------------------------
       PERSON WITH                9           SOLE DISPOSITIVE POWER
                                              - 0 -
                        ---------------------------------------------------------------------------------------------------
                                  10          SHARED DISPOSITIVE POWER
                                              249,300
---------------------------------------------------------------------------------------------------------------------------
           11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                          REPORTING PERSON
                          249,300
---------------------------------------------------------------------------------------------------------------------------
           12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                          EXCLUDES CERTAIN SHARES                                                                 |_|
---------------------------------------------------------------------------------------------------------------------------
           13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          7.2%
---------------------------------------------------------------------------------------------------------------------------
           14             TYPE OF REPORTING PERSON
                          CO
---------------------------------------------------------------------------------------------------------------------------

* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares covered by this statement.

---------------------                                                                            --------------------------
CUSIP NO. 318216-10-8                                     13D                                     PAGE 8 OF 22 PAGES
---------------------                                                                            --------------------------

---------------------------------------------------------------------------------------------------------------------------
            1
                          NAME OF REPORTING PERSONS
                          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                          Mr. Thomas O Hicks*
---------------------------------------------------------------------------------------------------------------------------
            2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                          GROUP                                                                                  (a) |_|
                                                                                                                 (b) |X|
---------------------------------------------------------------------------------------------------------------------------
            3             SEC USE ONLY
---------------------------------------------------------------------------------------------------------------------------
            4             SOURCE OF FUNDS

---------------------------------------------------------------------------------------------------------------------------
            5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                  |_|
---------------------------------------------------------------------------------------------------------------------------
            6             CITIZENSHIP OR PLACE OF ORGANIZATION
                          United States
---------------------------------------------------------------------------------------------------------------------------
        NUMBER OF                 7           SOLE VOTING POWER
         SHARES                               - 0 -
      BENEFICIALLY      ---------------------------------------------------------------------------------------------------
        OWNED BY                  8           SHARED VOTING POWER
          EACH                                249,300
        REPORTING       ---------------------------------------------------------------------------------------------------
       PERSON WITH                9           SOLE DISPOSITIVE POWER
                                              - 0 -
                        ---------------------------------------------------------------------------------------------------
                                  10          SHARED DISPOSITIVE POWER
                                              249,300
---------------------------------------------------------------------------------------------------------------------------
           11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                          REPORTING PERSON
                          249,300
---------------------------------------------------------------------------------------------------------------------------
           12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                          EXCLUDES CERTAIN SHARES                                                                 |_|
---------------------------------------------------------------------------------------------------------------------------
           13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          7.2%
---------------------------------------------------------------------------------------------------------------------------
           14             TYPE OF REPORTING PERSON
                          IN0
---------------------------------------------------------------------------------------------------------------------------

* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares covered by this statement.

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 1 (the "Amendment") to Schedule 13D relates to shares of common stock, par value $0.01 per share (the "Common Stock"), of Fireplace Manufacturers, Incorporated, a California corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2701 South Harbor Boulevard, Santa Ana, CA 92704.

         This Amendment amends and restates Schedule 13D which was filed on November 22, 1995. This Amendment is being filed because of certain additional purchases set forth in Item 5(c) below.

ITEM 2.  IDENTITY AND BACKGROUND

         The persons filing this Amendment are Desa Holdings Corporation, a Delaware corporation ("Desa Holdings"), Desa International, Inc., a Delaware corporation ("Desa International"), Hicks, Muse, Tate & Furst Equity Fund II, L.P., a Delaware limited partnership ("HMFII"), HM2/GP Partners, L.P., a Texas limited partnership ("HM2/GP"), Hicks, Muse GP Partners, L.P., a Texas limited partnership ("GP Partners"), Hicks, Muse Fund II Incorporated, a Texas corporation ("Hicks Muse"), and Thomas O. Hicks (hereinafter, the "Reporting Persons").

         Desa International is a wholly-owned subsidiary of Desa Holdings. Desa Holdings is engaged primarily in holding all of the issued and outstanding shares of common stock of Desa International. Desa International is primarily engaged in the manufacture of consumer products. The business address of Desa Holdings and Desa International is 2701 Industrial Drive, P.O.
Box 90004, Bowling Green, KY 47102-9004.

         The name, business address and present principal occupation of each director and executive officer of Desa Holdings and Desa International is set forth in Schedule I hereto and is hereby incorporated by reference.

         HMFII is a limited partnership of which the sole general partner is HM2/GP, a limited partnership of which the sole general partner is GP Partners, a limited partnership of which the sole general partner is Hicks Muse. Hicks Muse is an affiliate of Hicks, Muse, Tate & Furst Incorporated, a private investment firm based in Dallas, Texas, St. Louis, Missouri and New York, New York that is primarily engaged in leveraged acquisitions, recapitalization and other principal investing activities. Thomas O. Hicks is the controlling stockholder and Chairman and Chief Executive Officer of Hicks Muse.

         The principal business address of each of HMFII, HM2/GP, GP Partners, Hicks Muse and Mr. Hicks is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

         None of the Reporting Persons, nor, to the best of each Reporting Person's knowledge, any of the executive officers or directors of such persons, has, during the past five (5) years, (a) been convicted in any criminal proceeding (excluding traffic violations or similar

                               Page 9 of 22 Pages
misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree of final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The acquisition of the shares of Common Stock was financed through the working capital of Desa International.

ITEM 4.  PURPOSE OF TRANSACTION

         The shares of Common Stock purchased by Desa International have been acquired for investment purposes. Desa International believes that the Common Stock represents an attractive investment opportunity at this time. Any of the Reporting Persons may make additional purchases of Common Stock either in the open market or in private transactions depending upon such person's evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock, other opportunities available to such person, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, Desa International or any other Reporting Person, if applicable, may decide to sell all or part of its investment in the Common Stock, although none has any current intention to do so.

         Except as set forth in this Item 4, none of the Reporting Persons nor, to the best of each Reporting Person's knowledge, none of the executive officers or directors of such Reporting Persons, as applicable, has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTERESTS OF SECURITIES OF ISSUER

         (a) As of the close of business on October 31, 1996, the Reporting Persons may be deemed to beneficially own in the aggregate 249,300 shares of Common Stock, representing approximately 7.2% of the outstanding shares of Common Stock, based upon information contained in the most recently available filing of the Issuer.

         HMFII is the record holder of a majority of the outstanding shares of the common stock, $0.01 par value, of Desa Holdings. In addition, pursuant to a stockholders agreement among certain stockholders of Desa Holdings, HMFII effectively has the right to designate more than half of the total number of directors of Desa Holdings and Desa International. Therefore, HMFII may be deemed to control each of Desa Holdings and Desa International. HM2/GP is the sole general partner of HMFII, and therefore may be deemed to control HMFII and indirectly, through HMFII and Desa Holdings, control Desa International. GP Partners is the sole general partner of HM2/GP, and therefore may be deemed to control HM2/GP and indirectly, through HM2/GP, HMFII and Desa Holdings, control Desa International.

         Hicks Muse is the sole general partner of GP Partners, and therefore may be deemed to control GP Partners and indirectly, through GP Partners, HM2/GP, HMFII and Desa Holdings,


                               Page 10 of 22 Pages
control Desa International. Mr. Hicks is the controlling stockholder and Chairman and Chief Executive Officer of Hicks Muse.

         Based upon the foregoing relationships and stock ownership and pursuant to the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, HMFII, HM2/GP, GP Partners, Hicks Muse and Mr. Hicks each may be deemed to have indirect shared voting and dispositive power with respect to 249,300 shares of Common Stock, representing approximately 7.2% of the outstanding shares of Common Stock, owned of record by Desa International. The reporting persons each expressly disclaim the existence of any group; and HMFII, HM2/GP, GP Partners, Hicks Muse and Mr. Hicks each expressly disclaim beneficial ownership of any shares of Common Stock covered by this statement.

         (b) The responses of the Reporting Persons set forth above in items 7 through 11 of the cover pages of this Schedule 13D which relate to shares of Common Stock beneficially owned by the Reporting Persons are incorporated herein by reference.

         (c) The following transactions in the Common Stock were effected by Desa International during the past 60 days:

                                   No. of        Price per
                    Date           Shares          Share
                  --------         ------        ---------
                  10/23/96         20,000          $0.69
                  10/31/96         21,500          $0.72

The above transactions were effected in over-the-counter transactions through a broker.

         To the knowledge of the Reporting Persons, and except as otherwise disclosed in this Amendment, none of the executive officers or directors of the Reporting Persons is the beneficial owner of any shares of Common Stock, and no transaction in the Common Stock has been effected by such individual during the past sixty (60) days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 -- Joint Filing Agreement.

                               Page 11 of 22 Pages

12                                SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 13, 1996                           DESA HOLDINGS CORPORATION
-----------------
      Date

                                            By:  /s/ E.G. PATRICK
                                               --------------------------------
                                                 E.G. Patrick
                                                 Vice President Finance


November 13, 1996                           DESA INTERNATIONAL, INC.
-----------------
      Date

                                            By:  /s/ E.G. PATRICK
                                               --------------------------------
                                                 E.G. Patrick
                                                 Vice President Finance


                               Page 12 of 22 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 13, 1996        HICKS, MUSE, TATE & FURST EQUITY
-----------------
      Date                FUND II, L.P.

                         By: HM2/GP PARTNERS, L.P., its general partner

                                By:    HICKS, MUSE GP PARTNERS, L.P., its
                                       general partner

                                       By:     HICKS, MUSE FUND II
                                               INCORPORATED, its general partner



                                                By: /s/ THOMAS O. HICKS
                                                   -----------------------------
                                                   Thomas O. Hicks
                                                   Chairman and Chief Executive
                                                   Officer



                               Page 13 of 22 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 13, 1996        HM2/GP PARTNERS, L.P.
      Date
                         By:  HICKS, MUSE GP PARTNERS, L.P., its general
                              partner

                              By:  HICKS, MUSE FUND II INCORPORATED,
                                   its general partner



                                   By: /s/ THOMAS O. HICKS
                                      ---------------------------------------
                                      Thomas O. Hicks
                                      Chairman and Chief Executive Officer



                               Page 14 of 22 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 13, 1996                   HICKS, MUSE GP PARTNERS, L.P.
-----------------
       Date
                                    By:  HICKS, MUSE FUND II INCORPORATED, its
                                         general partner



                                         By: /s/ THOMAS O. HICKS
                                            -----------------------------------
                                            Thomas O. Hicks
                                            Chairman and Chief Executive Officer



                               Page 15 of 22 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 13, 1996                HICKS, MUSE FUND II INCORPORATED
-----------------
       Date


                                 By: /s/ THOMAS O. HICKS
                                    -------------------------------------------
                                     Thomas O. Hicks
                                     Chairman and Chief Executive Officer






                               Page 16 of 22 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 13, 1996                              /s/ THOMAS O. HICKS
-----------------                              --------------------------------
       Date                               Name: Thomas O. Hicks



                               Page 17 of 22 Pages

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS


         The following sets forth as to each of the executive officers and directors of the Reporting Persons: his name; his business address; and his present principal occupation or employment and the name, and address of any corporation or other organization in which such employment is conducted.

1.  EXECUTIVE OFFICERS OF DESA HOLDINGS CORPORATION AND DESA INTERNATIONAL, INC.

         The following are the executive officers of Desa Holdings Corporation and Desa International, Inc. Each of the named persons serves in the office set forth opposite his name for both companies. The business address for each of the following persons is Desa International, Inc., P.O. Box 90004, 2701 Industrial Drive, Bowling Green, KY 42102-9004. Each of the following persons is a citizen of the United States of America.

                  Robert H. Elman -- Chairman, Chief Executive Officer Terry G. Scariot -- President, Chief Operating Officer John M. Kelly -- Executive Vice President
                  E.G. Patrick -- Vice President Finance & Treasurer

2.  DIRECTORS OF DESA HOLDINGS CORPORATION AND DESA INTERNATIONAL, INC.

         The following are the directors of Desa Holdings Corporation and Desa International, Inc. Each of the named persons serves as a director of both companies. Each of the following persons is a citizen of the United States of America.

                  Robert H. Elman
                  Desa International, Inc.
                  P.O. Box 90004
                  2701 Industrial Drive
                  Bowling Green, KY  42102-9004

                     Principal Employment:
                     Desa Holdings Corporation and Desa International, Inc.




                               Page 18 of 22 Pages

                  Damon S. Vitale
                  Desa International, Inc.
                  P.O. Box 90004
                  2701 Industrial Drive
                  Bowling Green, KY 42102-9004

                     Principal Employment:
                     Desa Holdings Corporation and Desa International, Inc.


                  Jack D. Furst
                  Hicks, Muse, Tate & Furst Incorporated
                  200 Crescent Court
                  Suite 1600
                  Dallas, TX 75201

                           Principal Employment:
                           Hicks, Muse, Tate & Furst Incorporated

                  Charles W. Tate
                  Hicks, Muse, Tate & Furst Incorporated
                  1325 Avenue of the Americas
                  25th Floor
                  New York, NY 10019

                           Principal Employment:
                           Hicks, Muse, Tate & Furst Incorporated

                  Thomas O. Hicks
                  Hicks, Muse, Tate & Furst Incorporated
                  200 Crescent Court
                  Suite 1600
                  Dallas, TX 75201

                           Principal Employment:
                           Hicks, Muse, Tate & Furst Incorporated


                               Page 19 of 22 Pages

                                  EXHIBIT INDEX


--------------------------------------------------------------------------------------------------------------------
                                    Name of Exhibit                                              Page Number

--------------------------------------------------------------------------------------------------------------------
1.       Joint Filing Agreement, dated as of November _____, 1996                                    21
         , among Desa Holdings Corporation, Desa International,
         Inc., Hicks, Muse, Tate & Furst Equity Fund II, L.P.,
         HM2/GP Partners, L.P., Hicks, Muse GP Partners, L.P.,
         Hicks, Muse Fund II Incorporated and Thomas O. Hicks
--------------------------------------------------------------------------------------------------------------------



                               Page 20 of 22 Pages

                             JOINT FILING AGREEMENT


         The undersigned, and each of them, do hereby agree and consent to the filing of a single statement on behalf of all of them on Schedule 13D and amendments thereto, in accordance with the provisions of Rule 13d-1(f)(1) of the Securties Exchange Act of 1934.

Dated:   November 13, 1996.


                 DESA HOLDINGS CORPORATION


                 By: /s/ E.G. PATRICK
                    --------------------------------------------------
                         E.G. Patrick
                         Vice President Finance

                      DESA INTERNATIONAL, INC.


                      By: /s/ E.G. PATRICK
                         ---------------------------------------------
                              E.G. Patrick
                              Vice President Finance


                      /s/ THOMAS O. HICKS
                      ------------------------------------------------
                      Name: Thomas O. Hicks


                      HICKS, MUSE, TATE & FURST EQUITY FUND II, L.P.

                      By:   HM2/GP PARTNERS, L.P., its general partner

                            By:   HICKS, MUSE GP PARTNERS, L.P., its
                                  general partner

                                  By:  HICKS, MUSE FUND II
                                       INCORPORATED, its general partner


                                        By: /s/ THOMAS O. HICKS
                                           ------------------------------------
                                           Thomas O. Hicks
                                           Chairman and Chief Executive Officer


                               Page 21 of 22 Pages

                          HM2/GP PARTNERS, L.P.

                          By:   HICKS, MUSE GP PARTNERS, L.P., its general
                                partner

                                By:   HICKS, MUSE FUND II INCORPORATED,
                                      its general partner


                                      By:  /s/ THOMAS O. HICKS
                                         --------------------------------------
                                           Thomas O. Hicks
                                           Chairman and Chief Executive Officer

                          HICKS, MUSE GP PARTNERS, L.P.

                          By: HICKS, MUSE FUND II INCORPORATED, its general partner


                                By:  /s/ THOMAS O. HICKS
                                   --------------------------------------------
                                     Thomas O. Hicks
                                     Chairman and Chief Executive Officer

                          HICKS, MUSE FUND II INCORPORATED


                          By: /s/ THOMAS O. HICKS
                              -------------------------------------------------
                              Thomas O. Hicks
                              Chairman and Chief Executive Officer

                               Page 22 of 22 Pages